Raymond Y. Lin
Direct Dial: 212.906.1369
Raymond.Lin@lw.com
October 14, 2010
VIA EDGAR AND FACSIMILE
Ms. Linda Cvkel
Ms. Heather Clark
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.
File No. 048298-0007

Re:	RHI Entertainment, Inc. Form 10-K for the year ended December 31, 2009 Filed March 26, 2010 Form 10-Q for the quarter ended June 30, 2010 Filed August 5, 2010 File No. 001-34102
          Dear Ms. Cvrkel and Ms. Clark:
          On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 30, 2010, with respect to the Registrant’s Form 10-K for the year ended December 31, 2009, filed on March 26, 2010, and the Registrant’s Form 10-Q for the quarter ended June 30, 2010, filed on August 5, 2010.
          The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Annual Report on Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 35
1.	We note that the company has presented a non-GAAP income statement which combines the predecessor’s results of operations for the period from January 1, 2008 through June 22, 2008 and the successor’s results of operations for the period from June 23, 2008 through December 31, 2008. We also note that the company has provided a comparative discussion of its operations on this same basis in MD&A. Please note that due to the change in basis that occurred as a result of the acquisition transaction that occurred on June 23, 2008, it is not appropriate to combine the results of operations for the predecessor and successor entities for purposes of any “non-GAAP” presentation or for purposes of the discussion

October 14, 2010

included in MD&A. In lieu of this presentation, we will not object to a discussion of the separate predecessor or successor results of operations in MD&A or to a discussion of the company’s pro forma results of operations for 2008 in MD&A. Please confirm that the company will revise future filings to eliminate the presentation of combined information for the predecessor and successor entities for 2008.
The Registrant will revise future filings to eliminate the presentation of combined information for the predecessor and successor entities for 2008.
Interest Rate Risk, page 45
2.	We note that the company had approximately $609 million of variable rate debt outstanding at December 31, 2009. Therefore, we do not believe the current disclosure which indicates “we are subject to market risks resulting from fluctuations in interest rates as our credit facilities are variable rate credit facilities.” is appropriate or in accordance with the disclosure requirements outlined in Item 305 of Regulation S-K. Please revise future filings to include the quantitative disclosures about interest rate risk required by Item 305 of Regulation S-K with respect to the interest rate risk posed by the company’s variable rate debt obligations in one of the suggested formats outlined in Item 305(a) of Regulation S-K.
The Registrant will revise future filings to include quantitative disclosures about interest rate risk required by Item 305 of Regulation S-K with respect to the interest rate risk posed by the company’s variable rate debt obligations in one of the suggested formats outlined in Item 305(a) of Regulation S-K.
Item 9A Controls and Procedures, page 46
3.	Your disclosure under (b) indicates that the company’s Annual Report on Form 10-K included management’s report on internal control over financial reporting. However, we are unable to locate management’s report. Please revise to include such report in accordance with Item 308 of Regulation S-K.
The Registrant will file an amendment to the Annual Report on Form 10-K to include management’s report on internal control over financial reporting in accordance with Item 308 of Regulation S-K.
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
(12) Share-based Compensation, page F-23
Restricted Stock Units, page F-25
4.	We note the disclosure on page F-26 regarding the transactions in which employees and officers of the company surrendered their restricted stock units (RSUs) in certain transactions during 2009 and 2010. Please tell us the business purpose for the cancellations of these RSUs and whether any consideration was paid to the employees and officers for their surrender of the units. If no consideration was issued in exchange for the surrendered RSUs, please explain why such employees and officers were willing to forgo their rights to the units in exchange for no consideration. The June 2010 forfeiture discussed on page 11 of the Form 10-Q for the quarter ended June 30, 2010 should be similarly explained. Also, please tell us and revise the notes to the company’s financial statements in future filings to

October 14, 2010

explain how the forfeiture of the units was accounted for in the company’s financial statements. We may have further comment upon receipt of your response.
The Registrant’s employees and officers voluntarily surrendered these restricted stock unit awards (“RSUs”) in order to avoid or minimize certain potential tax liabilities associated with the RSUs. Shares issuable in connection with the RSUs would likely not have been transferable by the holder and therefore, even though the employee or officer holding RSUs may have been required to make cash payments at or shortly after the time such RSUs vested to satisfy the tax obligations triggered by the vesting of such RSUs, they would not have been able to realize any value with respect to the RSUs at such time. The Registrant paid no consideration to the employees and officers for their surrender of the RSUs. The Registrant believes that its employees and officers were willing to surrender the RSUs without payment because they believed that the RSUs were of little or no value (or very likely to become of little or no value) to them. The Registrant was willing to allow its employees and officers to surrender RSUs in order to avoid or minimize certain potential tax liabilities related to RSUs that the employees viewed as of little or no value (or very likely to become of little or no value), and which such employees were not then able to sell to generate cash proceeds to pay those tax obligations. The Registrant believes that permitting the surrender of the RSUs helped foster a good working relationship with its employees and officers that held the RSUs.
The foregoing explanation applies to the February 2010 forfeitures as well.
The Registrant accounted for the surrendered RSUs as cancellations in accordance with paragraph 35-9 of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718-20-55. There were no replacement awards nor was there any consideration provided in return for the surrendered RSUs. As such, no previously recorded expense was reversed. No additional expense was required to be recorded in the period of surrender and cancellation as the RSUs in question were surrendered immediately prior to their vesting date and, therefore, there was no unrecognized compensation expense.
5.	We note from the last sentence of Note 12 on page F-27 that the company has not accounted for the remaining 625 Value Unit granted during 2006 as such units have no vesting requirements and are forfeitable upon an employee’s termination. In this regard, it is unclear what triggering event would cause the future distributions to the holders of the Value Units to occur. Please tell the nature and terms of the value units and explain how the company plans to account for the distributions in its financial statements if they should occur in future periods.
The Registrant acknowledges the comment and supplementally advises the Staff that the Value Units represent profit interests in KRH Investments, LLC (KRH) that entitle such holders to receive a percentage of KRH’s member distributions after the holders of KRH’s Preferred Units and Class B Units have received pre-determined internal rates of return on their investments. Such a distribution, if any, would be triggered upon a sale by KRH of their investment in the Registrant or dividends or a return of capital issued by the Registrant to its shareholders. The holders of the Value Units do not have voting rights in KRH and must forfeit the rights to the Value Units upon termination of employment with the Registrant. The Registrant has determined that these Value Units, which were granted in 2006, are not within the scope of FASB ASC 718 because they have no vesting provisions and are forfeitable upon termination. As such, accounting for such Value Units would occur when such future distributions to the Value Unit holders occur, if any. The Registrant would account for any such distributions by recording an expense equal to the amount of proceeds received by the holders of the Value Units.

October 14, 2010

Given the Registrant’s current financial situation (as disclosed in the Registrant’s Form 10-Q for the quarter ended June 30, 2010, “Whether or not the Company is able to restructure its debt obligations or come to a consensual agreement with its creditors, the Company will likely be required to seek protection under Chapter 11 of the U.S. Bankruptcy Code and any such filing would result in the Company’s current equityholders receiving little or no continuing interest in the assets and operations of the Company.”), as well as the fact that KRH does not currently have any material assets other than its interests in the Registrant, the Registrant believes that any distribution to the holders of the Value Units is unlikely.
(16) Commitments and Contingencies, page F-31
(b) ION Settlement, page F-32
6.	We note from the disclosure in Note 16 that in connection with the ION Settlement Payment, the company recognized a net gain of $1.0 million during the year ended December 31, 2009. Supplementally provide us with the calculation of the $1 million gain recognized during 2009 resulting from the settlement payment.
The Registrant acknowledges the comment and supplementally advises the Staff that the $1.0 million gain recognized upon the payment of the ION Settlement Payment was the result of the significant amount of accrued liabilities related to the ION agreement that the Registrant was relieved of pursuant to the settlement agreement with ION Media Networks. At the time of the settlement, the Registrant had certain amounts recorded on its balance sheet with respect to its agreement with ION Media Networks (listed below), which resulted in the following calculation of the gain:

Accounts Receivable, net —	$4.1 million
Accrued Minimum Guarantee Obligations —	($3.5 million	)
Accrued Advertising Spend Obligations —	($4.0 million	)
Accrued Advertising Makegood Obligations —	($0.1 million	)

Net Credit Balance	($3.5 million	)
ION Settlement Payment	$2.5 milllion

Net Credit recorded as Gain	($1.0 million	)

The settlement agreement resulted in the Registrant assigning the Accounts Receivable to ION Media Networks and paying the ION Settlement Payment in return for the extinguishment of its aforementioned obligations.
(17) Quarterly Financial Data (Unaudited), page F-33
7.	Please revise future filings to disclose the nature and amount of any unusual items that impacted your quarterly results of operations for the various periods presented. For example, your future filings should include a footnote disclosing the significant impairment recorded during the fourth quarter of 2009. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.
The Registrant will revise future filings to disclose the nature and amount of any unusual items that impacts its quarterly results of operations for the various periods presented in accordance with the guidance outlined in Item 302(a)(3) of Regulation S-K.

October 14, 2010

Form 10-Q for the quarter ended June 30, 2010
Unaudited Condensed Consolidated Statements of Operations
8.	We note from the company’s consolidated statements of operations for the three and six month periods ended June 30, 2010 and 2009 that the company has continued to experience significant declines in production and library revenues and related gross profits during the three and six month periods ended June 30, 2010 in comparison to the comparable periods of the prior year. Please tell us and clarify in MD&A in future filings whether these declines in production and library revenues are consistent with the company’s projected revenue levels as included in the company’s most recent impairment analysis with respect to the company’s film production costs completed in February 2010. If these declines in revenue levels during 2010 were not anticipated at the time of the company’s most recent impairment analysis with respect to its film production costs, please explain why an updated impairment analysis with respect to such capitalized costs was not performed in accordance with the guidance in ASC 926-35-12. We may have further comment upon review of your response.
The Registrant acknowledges the comment and supplementally advises the Staff that the declines in production and library revenues and related gross profits during the three and six month periods ended June 30, 2010 in comparison to the comparable periods of the prior year, while significant, are consistent with the projected film library sales levels assumed in the film cost impairment analysis completed in February 2010. As disclosed on page F-6 and throughout the Registrant’s Form 10-Q for the quarter ended June 30, 2010, the Registrant’s business environment deteriorated substantially beginning in the fourth quarter of 2008 and remained challenging throughout all of 2009. Library and production revenues continue to be negatively impacted by the slow-down in sales activity resulting from these weak market conditions. These continuing market pricing and volume conditions were anticipated in the development of the sales projections that formed the basis for the Registrant’s film cost impairment analysis completed in February 2010. On a quarterly basis, management of the Registrant assesses its film library for impairment. Some of the significant factors considered in the quarterly assessment are the current sales market conditions, current period sales activity and sales projections for the foreseeable future. These assessments were performed as of both March 31, 2010 and June 30, 2010 and it was concluded that market and sales conditions were consistent with those assumed in the February 2010 impairment analysis. The Registrant will revise future filings and clarify in MD&A these facts.
Management’s Discussion and Analysis of Financial condition and Results of Operations, page 13
Results of Operations, page 15
Three months ended June 30, 2010 compared to the three months ended June 30, 2009, page 15
Revenue, costs of sales and gross profit, page 16
9.	We note the discussion in the third paragraph on page 16 regarding reversals of revenues from prior periods resulting from the amendment of license agreements. Please tell us the nature of the amendment that caused the reversal of revenue and the periods that were affected by the amendment. Your response should explain whether such reversals represent the correction of an error in accordance with ASC 250 and also should explain why management believes such reversal is appropriately recorded during 2010 rather than by restating prior periods. We may have further comment upon receipt of your response.
The Registrant acknowledges the comment and supplementally advises the Staff that the nature of the amendment that caused the reversal of $1.8 million of library revenue during the three months ended June 30, 2010 was the cancellation of the licensing of certain titles (and the associated fees) from an existing

October 14, 2010

license fee agreement. The revenue associated with these titles was recorded in 2009 in accordance with FASB ASC 926-605-25. Based upon subsequent negotiations with the licensee necessitated by the ongoing restructuring and related renegotiation of certain distribution contracts with our production partners, the Registrant agreed to remove these title licenses from the agreement and replace them with other titles. The license fees associated with both the cancelled and replacement titles were fixed and contain no contingencies or variability that preclude revenue recognition. The exploitation period of the replacement titles begin at various points in the future, at which point the recognition of license fee revenue will be assessed in accordance with FASB ASC 926-605-25.
The Registrant further advises the Staff that the reversal of revenue does not represent the correction of an error in accordance with FASB ASC 250, but was accounted for in accordance with paragraphs 26 and 27 of FASB ASC 926-605-25, which requires that the licensor consider the revised arrangement as a new arrangement and account for it in accordance with FASB ASC 926-605-25 and that any reduction in revenue resulting from the revisions be recorded in the current period.
* * *
          Pursuant to your request, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions about these responses, please contact me at (212) 906-1369 or Senet Bischoff at (212) 906-1834.

Sincerely,
/s/ Raymond Y. Lin
Raymond Y. Lin
of LATHAM & WATKINS LLP

cc:	Henry Hoberman, RHI Entertainment, Inc.
Michael Scarpelli, RHI Entertainment, Inc.
Senet Bischoff, Latham & Watkins, LLP